NATUREWELL, INC. 110 West C Street, Suite 1300 San Diego, California 92101

August 15, 2006

Mail Stop 6010 Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Attention:	Amy C. Bruckner

Re:	Naturewell, Incorporated Item 4.01(a) Form 8-K Filed August 14, 2006 (File No. 0-26108)

Ladies and Gentlemen:

          The following responses address the comments of the reviewing Staff of the Commission as set forth in the comment letter of August 14, 2006 relating to the above-referenced Current Report on Form 8-K of Naturewell, Inc. (the "Company"). The Company responds as follows:

Item 4.01 Form 8-K Filed August 14, 2006

1.

You indicate that, effective August 14, 2006, you have engaged Park, Lee & Co. CPAs LLP as your independent public accounting firm. Per the list of registered firms on www.pcaobus.org, last updated August 10, 2006, it does not appear that Park, Lee & Co. CPAs LLP is currently registered with the PCAOB, not is their firm listed as a pending applicant. You must engage an independent accountant that is registered with the PCAOB to perform your review or audit work. As a result, we request that you revise your initial Item 4.01 Form 8-K to announce that you have terminated your relationship with Park, Lee & Co. or tell us how you plan to comply. Please also confirm that you file a new Item 4.01 Form 8-K after you have engaged a PCAOB-registered accounting firm or tell us why our request is inapplicable.

Response:

          The name of our new independent registered public accounting firm was incorrectly stated in the initial filing of our 8-K. The correct name is Chang G. Park, C.P.A. We have filed an amended 8-K to correct this discrepancy.

In addition to the foregoing, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure I the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the Company's securities counsel, Darrin Ocasio or Sebastian Weiss of Sichenzia Ross Friedman Ference LLP, at 212-930-9700. Thank you.

Very Truly Yours,

/s/ James R. Arabia James R. Arabia